

December 2, 2008

Via Facsimile (650) 473-2601and US Mail

Samuel Zucker, Esq.
O'Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025

Re: Cell Genesys, Inc.
Schedule TO-I/A filed on November 26, 2008
File No. 5-40835

Dear Mr. Zucker:

We have reviewed the filing referenced above and have the following comments.

Offer to Purchase

1. Refer to comment one. In order to comply with the all holders requirement in Rule 13e-4(f)(8)(i), you must be willing to accept securities tendered by any holder, regardless of the jurisdiction in which that holder is located. Revise to delete the language contained in the parenthetical that tenders will not be accepted and confirm in your response letter that you will accept tendered securities without regard to the holder's home jurisdiction.

2. We note your response to comment 2 and are unable to concur that a price range of 25% in your circumstances complies with Rule 14e-1(b). The factors that you reference, such as recent market volatility and the difficulty of obtaining accurate pricing information in a thinly traded security, weigh in favor of the offeror, rather than the selling security holder, assuming the risk of price determination. Please amend the offering document to clearly set forth the price at which you are willing to purchase the securities, and revise your offer to limit it to a reasonable range of prices.

Closing Comment

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

     If you have any questions please do not hesitate to contact me at (202) 551-3267.

     Very truly yours,

     Julia E. Griffith
     Special Counsel
     Office of Mergers
      and Acquisitions